Exhibit A

[Translation]

Share Subscription Agreement

GungHo Online Entertainment, Inc. (“GOE”) enters into this agreement (this “Agreement”) as follows with Heartis Inc. (“Heartis”) regarding subscription of 24,308 shares of common stock outlined in Schedule 1 to be newly issued based on the resolution at the board of directors held on February 14, 2008 by way of third party allotment.

Article 1	Issuance of New Shares

GOE shall newly issue 24,308 shares of common stock (the “Newly Issued Shares”) by way of third party allotment as outlined in Schedule 1 in accordance with the provisions of this Agreement, and Heartis shall subscribe all Newly Issued Shares.

Article 2	Contribution on Contribution Date

Heartis shall obtain the property specified in “4.” in Schedule 1 by April 1, 2008 (the “Contribution Date”) and shall contribute it to GOE on Contribution date.

Article 3	Indemnification

Heartis shall indemnify GOE at GOE’s request for any damage, losses or expenses incurred by GOE as a result of or in connection with breach of Heartis’s obligation of the preceding article.

Article 4	Governing Law and Language

1.	This Agreement shall be governed under, and construed in accordance with, the laws of Japan.

2.	This Agreement has been prepared in the Japanese language.

Article 5	Jurisdiction

The parties to this Agreement agree that the Tokyo District Court has the exclusive jurisdiction as the court of first instance with regards to any dispute concerning this Agreement.

Article 6	Good Faith Consultation

Each party to this Agreement agrees to consult in good faith to resolve any matter not set out in this Agreement in accordance with the objective of this Agreement.

[Remainder of page intentionally blank.]

This Agreement is prepared in duplicate, and GOE and Heartis shall each retain one original copy.

February 14, 2008

GOE:	1-2-2 Yurakucho, Chiyoda-ku, Tokyo
GungHo Online Entertainment, Inc.
President & CEO Kazuki Morishita [Seal]

Heartis:	8-16 Shinsencho, Shibuya-ku, Tokyo Heartis Inc.
CEO Taizo Son [Seal]

Schedule 1

Outline of Newly Issued Shares

1. Number of Newly Issued Shares	24,308 shares of common stock

2. Allocation method	Third party allotment to Heartis

3. Calculation method of price	Price shall be determined as a quotient of maximum amount of capital increase based on a calculation in compliance to Ordinance of Company Act, Article 37 (1) divided by 24,308.

4. The contributed property is 3,640,619 shares of common stock (value: 4,035,180,549 yen in total) of Gravity Co., Ltd. (address of the main office: Nuritkum Square Business Tower 15F, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea).

5. Amount of capital and capital reserve to be increased	Amount of capital to be increased shall be a roundup amount of half of maximum of capital increase based on a calculation in compliance to Ordinance of Company Act, Article 37 (1). Amount of capital reserve to be increased shall be a rounddown amount of half of maximum of capital increase based on a calculation in compliance to Ordinance of Company Act, Article 37 (1).

6. Contribution Date of the property as stated in 4 above	April 1, 2008 (Tue)

7. Each item above is conditional on the effectiveness of a registration statement with respect to the Newly Issued Shares in accordance with Financial Instruments and Exchange Law.